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Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

					Consolidated		Pro Forma
	Period From Inception (July 24, 2000) to December 31, 2000
		Year Ended December 31, 2001	Year Ended December 31, 2002	Three Months Ended March 30, 2003	Year Ended December 31, 2003(1)	Three Months Ended March 28, 2004	Year Ended December 31, 2003
	($ in millions)
Earnings
Loss before income taxes and cumulative effect of a change in accounting principle	($5.9)	($55.6)	($79.7)	($9.8)	($68.1)	($23.7)	($64.9)
Add:
Interest and fixed charges	34.7	73.0	38.1	6.0	32.1	9.6	42.9
Portion of rent expense representative of interest	0.4	2.8	2.8	0.6	3.3	0.8	3.3

Total earnings available for fixed charges	29.2	20.2	(38.8)	(3.2)	(32.7)	(13.3)	(18.7)
Fixed Charges
Interest and fixed charges	34.7	73.0	38.1	6.0	32.1	9.6	42.9
Portion of rent expense representative of interest	0.4	2.8	2.8	0.6	3.3	0.8	3.3

Total fixed charges	35.1	75.8	40.9	6.6	35.4	10.4	46.2
Earnings deficiency	5.9	55.6	79.7	9.8	68.1	23.7	64.9

(1)
Includes Aerostructures' financial results from July 2, 2003.

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Calculation of Ratio of Earnings to Fixed Charges